November 15, 2010

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 0-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares incorporated under the laws of the Republic of Singapore (the “Company” or “GigaMedia”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2009 Form 20-F”) set forth in your letter dated October 21, 2010 (the “Comment Letter”).  For the convenience of the Staff, each comment in the Comment Letter is reprinted below in italics under the Staff’s topic headings and is followed in each case by the corresponding response of the Company.  Unless otherwise noted, references to the Company’s responses to the Staff’s prior comments are to the responses set out in the Company’s response letter dated September 29, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 3.  Key Information

Risk Factors

1.
We note your response to prior comment 1 as it relates to your dispute with Mr. Jim Ji Wang, the former head of your online games business in the PRC and a current minority shareholder of T2 Entertainment, one of your Chinese VIEs. You advise that Mr. Wang is currently in possession of certain company seals and business registration certificates for your PRC VIEs, T2 Entertainment, T2 Advertisement and Jinyou, which are required to register your equity pledge agreements. Please tell us whether Mr. Wang possesses any other documentation necessary to run your business (i.e. license agreements, trademark or domain name documentation, etc.).

Response:

In addition to the company seals, financial chops and business registration certificates of T2 Entertainment, T2 Advertisement and Jinyou, we believe Mr. Wang (“Wang Ji”) also has in his possession all documents, records and data and tangible property, including license agreements, trademark and domain name documentation, held in the offices of T2CN’s wholly-owned subsidiary,

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

T2 Technology.  These documents are necessary for the Company to run its online games business in the PRC.  Under PRC law, the company seals, financial chops and business registration certificates are essential for entering into contracts, conducting banking business, or taking official corporate action of any sort.  Consequently, the Company has not been able to register the resolutions removing Wang Ji from his position as a director and executive officer of T2 Technology and as the legal representative, executive director and manager of T2 Entertainment.  In short, Wang Ji has effectively usurped control over T2 Technology and T2 Entertainment.

Prior to and upon the filing of the Company’s 2009 Form 20-F, the Company had, at all times, control over the assets and documentation of T2 Technology and the Company’s VIEs necessary to run its online games business in the PRC.  As a result of the dispute with Wang Ji, the Company has received no financial information and has not been able to access the books and records or exercise control over the operations of T2 Technology or the Company’s VIEs since early August 2010.  Since the dispute between the Company and Wang Ji began, the Company has not been able to cause T2 Technology or the Company’s VIEs to declare dividends or pay service fees to the Company and no such dividends or service fees have been declared or paid.  Below is a description of the events leading up to the dispute between Wang Ji and the Company.

In early 2010, the Company determined that changes in the leadership of the Company’s majority-owned subsidiary T2CN were necessary to improve T2CN and the Company’s online games business in the PRC.  As a result of this restructuring of leadership, Wang Ji was to be moved from his role as the operating head of T2 Entertainment and T2 Technology to a high-level consulting position, or be given the board chairmanship role at T2CN. Originally, Wang Ji appeared to accept this change in position and did not object to the restructuring plans.  Following the Company’s filing of its 2009 Form 20-F, T2CN started to implement the restructuring in early July 2010.  However, at that time, Wang Ji refused to step down from his operating and executive roles at T2 Technology and T2 Entertainment. As a result, T2CN, as the sole shareholder of T2 Technology, removed Wang Ji as a director of T2 Technology on July 27, 2010.  Wang Ji was also duly removed as a director of T2CN on July 29, 2010.  On August 7, 2010, Wang Ji was removed as the legal representative, executive director and manager of T2 Entertainment with immediate effect by way of a shareholders’ resolution passed at a shareholders’ meeting of T2 Entertainment.  On August 10, 2010, the newly appointed legal representatives of T2 Technology and T2 Entertainment, together with their PRC legal advisers, went to the office premises to request that Wang Ji return all properties of T2 Technology and T2 Entertainment in his possession, custody or control.  At that time, the newly appointed legal representatives were forcibly removed from the office premises.  Also, Wang Ji’s employment contract with T2 Technology was terminated on August 12, 2010.

Subsequently, the Company filed lawsuits against Wang Ji in the courts of the PRC, Hong Kong, Singapore and the British Virgin Islands.  The lawsuits assert a number of claims, including, among others, breach of fiduciary duty and conversion.  In these matters, the Company is seeking to recover, among other things, the tangible property of T2 Technology and T2 Entertainment, including the company seals, financial chops and business certificates, and monetary damages.  These lawsuits will be tried by the relevant courts in due course.  The Company has been working closely with local police and government officials of the PRC to accelerate the resolution to the dispute.  The Company has also been working with local authorities to pursue criminal actions against Wang Ji.  The Company has also filed a lawsuit in the United States District Court for the Central District of California asserting a number of claims against the other shareholder of T2 Entertainment and the Company's former head of operations in the PRC, including, among others, tortious interference with contract, tortious interference with prospective economic advantage, fraud, aiding and abetting conversion and breach of oral contract.  In these matters, the Company is seeking to recover, among other things, monetary damages.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

2.
We note further the general disclosure provided in your Form 6-K filed August 30, 2010 relating to this dispute, including the statement that the Company’s operations in China may be adversely affected by the recent actions of the former head of your Chinese business. In your response letter, please provide us with additional information so that we may better understand the likely impact on the Company of Mr. Wang’s recent actions and the resulting dispute. We note in this regard the risk factor disclosure on page 15 of your Form 20-F stating that uncertainties in the PRC legal system could limit your ability to enforce the contractual arrangements through which you effectively control your PRC VIEs. Please specifically address the portion of the company’s business to which the dispute with Mr. Wang relates, and explain the scope and nature of the current and anticipated impact of his actions on the company’s operations and financial condition. In addition, your response to prior comment 1 indicates that you will make additional disclosures regarding the dispute “shortly” on Form 6-K; however, we note that no such Form 6-K has been filed since the date of your response letter. Please tell us when you intend to file this document and to the extent you have not filed the Form 6-K prior to your next response, please include the disclosures you intend to include in such document

Response:

The dispute with Wang Ji relates to the Company’s online games business in the PRC.  As described in the Company’s September 29, 2010 response to prior comment 1, Wang Ji currently has in his possession, among other things, the company seals and business registration certificates of T2 Technology and the Company’s VIEs.  The company seals, financial chops and business registration certificates of T2 Technology and the Company’s VIEs are necessary for the respective entities to declare dividends and approve service fee payments to the Company, among other things.

As described in the Company’s September 29, 2010 response to prior comment 1, T2CN, as the sole shareholder of T2 Technology, has removed Wang Ji from his positions as a director of T2 Technology and T2CN.  In addition, Wang Ji was also removed as the legal representative, executive director and manager of T2 Entertainment.  However, if Wang Ji’s removal as legal representative, executive and manager is not duly registered with the relevant local branch of the Administration for Industry and Commerce, bona fide third parties may still rely on Wang Ji’s representation as an authorized representative of T2 Entertainment and T2 Technology. Registration of such changes to the composition of the board or management of T2 Entertainment and T2 Technology will, as a practical matter, require the cooperation of the counterparties as well as the related company.  The application for registration with the relevant local branch of the Administration for Industry and Commerce requires delivery of the company seal and business registration certificates of T2 Entertainment and T2 Technology.  Due to the dispute between the Company and Wang Ji, the Company would currently face difficulties in obtaining the company seals and business registration certificates needed to register such changes to the board of directors and management of the relevant companies.  Consequently, Wang Ji is still currently registered as a director of T2 Technology and the legal representative, executive director and manager of T2 Entertainment and therefore has control of the business operations of T2 Technology and T2 Entertainment.  While the Company is not aware that there has been any disruption to the ordinary business operations of T2 Technology and the Company’s VIEs, no dividends or service fees have been declared or paid to the Company since the dispute began. Unless and until the dispute with Wang Ji is resolved or the Company regains possession of the company seals and business registration certificates of T2 Technology and the Company’s VIEs, the Company’s ability to receive payments from its VIEs may be materially and adversely affected.  The Company believes that an adverse resolution to the dispute with Wang Ji

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

would result in a serious material adverse affect on the Company’s business, financial condition, results of operations and business prospects.

As described in the Company’s response to comment 1 above, the Company has filed lawsuits against Wang Ji and the other shareholder of T2 Entertainment.  The Company is seeking to resolve these disputes, but does not know how much time the process will require or what the results will be.  The Company has also been working with local authorities to pursue criminal actions against Wang Ji.  If the Company’s disputes with Wang Ji and the other shareholder of T2 Entertainment continue or are resolved in a manner unfavorable to the Company, the Company’s business may be disrupted, which could result in substantial costs and diversion of its resources, and have a material adverse effect on its business, financial condition and results of operations.

The scope and nature of the current and anticipated impact of Wang Ji’s actions on the Company’s business, financial condition and results of operations are dependent upon the timing of the resolution of the dispute.   As described in response to comment 1 above, the Company does not have access to the operating assets of T2 Technology and its VIEs, including, among others, cash balances.  Furthermore, the Company has been prevented from obtaining the financial information necessary to report the financial results of its online games business in the PRC in its consolidated financial statements since the dispute with Wang Ji arose in July 2010.

The Company has not reported its consolidated financial results since June 30, 2010, which were filed in a Form 6-K on August 30, 2010, as management has been working diligently to recover the Company’s misappropriated assets and determine its best course of action.  As a result of the lack of access to the financial information of T2 Technology and its VIEs, management believes that the Company’s financial reporting subsequent to June 30, 2010 could be affected in the following ways:

•	The Company could experience significant delays in reporting its financial results.

•
If the Company obtains the financial information necessary to report the financial results of its online games business in the PRC in its consolidated financial statements (but does not regain control of the business), the Company may be required to deconsolidate its online games business in the PRC and begin reporting its investment under the equity method of accounting.

•
If the Company does not obtain the financial information necessary to report the financial results of its online games business in the PRC in its consolidated financial statements, the Company may be required to deconsolidate its online gaming business in the PRC and begin reporting its investment under the cost method of accounting.

•
If the Company does not obtain the financial information necessary to report the financial results of its online games business in its consolidated financial statements, the Company may be required to impair its investment in the entities held by T2CN or write off such investment in full.

As of June 30, 2010, the net equity of the Company’s online games business in the PRC that has been consolidated in GigaMedia’s financial statements totaled approximately US$24 million.  This represents approximately 8% of the Company’s total consolidated assets as of June 30, 2010.

For the purposes of determining whether or not the Company’s PRC online games business represents a significant subsidiary pursuant to Regulation S-X as of and for the year ended December 31, 2009, the Company performed the following tests (as set forth in Section 210.1-02(w) of Regulation S-X):

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

•	The Company’s total investments in and advances to the entities held by T2CN were US$23.4 million, which represented approximately 9% of GigaMedia’s total consolidated assets as of December 31, 2009.

•
The Company’s proportionate share of the total assets of the entities held by T2CN was US$31.5 million, which represented approximately 12% of GigaMedia’s total consolidated assets as of December 31, 2009.

•
The Company’s equity in the income (in this case a loss) from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the entities held by T2CN (exclusive of amounts attributable to the non-controlling interest) was US$(23.4) million (including impairment charges of approximately US$22.0 million), which represented approximately 42% of GigaMedia’s total such loss as of the year ended December 31, 2009.

As a result of the comparison outlined above between the most recent annual financial statements of the entities held by T2CN and GigaMedia’s most recent annual consolidated financial statements filed with the Commission, management determined that the entities held by T2CN would be considered a significant subsidiary as defined in Regulation S-X.

The Company will make disclosures about the dispute under Form 6-K concurrently with the filing of this response letter.

3.
We refer to the disclosures on page 14 regarding the joint publication issued on September 28, 2009 for the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games. Your disclosures indicate that in addition to restricting foreign investors from participating in online game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in the PRC, the Notice now also prohibits foreign investors from participating in such businesses directly or indirectly through contractual or technical support arrangements.  Please tell us how you factored this recent Notice into your determination that your VIEs should continue to be consolidated pursuant to the guidance in ASC 810-10-25-38A through 38G. In this regard, specifically address how you considered whether these newly imposed restrictions are so severe that they cast significant doubt on the company’s ability to direct the activities of its VIEs that most significantly impact the entity’s economic performance.

Response:

The notice jointly published on September 28, 2009 by the PRC General Administration of Press and Publication (“GAPP”), National Copyright Administration, and National Office of Combating  Pornography and Illegal Publication (the “Notice”), primarily clarifies GAPP’s regulatory authority over the “pre-examination and approval” of online games and examination and approval of imported online games. In addition to such clarifications, Section 4 of the Notice expressly prohibits foreign investors from participating in online game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in the PRC, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements.  Other government agencies with substantial regulatory authority over online game operations in the PRC, such as the Ministry of Culture (the “MOC”) and the Ministry of

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Industry and Information Technology (the “MIIT”), did not join GAPP in issuing the Notice.  While the Notice is applicable to the Company and its business on an overall basis, to date, GAPP has not issued any interpretation of Section 4 of the Notice and, to the Company’s knowledge, has not taken any enforcement action under Section 4 of the Notice against any company that relies on contractual arrangements with VIEs to operate online games in the PRC.  Consequently, to date, there are substantial uncertainties regarding the interpretation and application of the Notice.

The individual responsibilities of the regulatory authorities of GAPP and other government agencies over online games in the PRC are defined in the Regulation on the Main Functions, Internal Organization and Staffing of the PRC General Administration of Press and Publication issued by the State Council on July 11, 2008 (the “Regulation on Three Provisions”) and related rules.  According to the Regulation on Three Provisions and related rules, GAPP has regulatory authority over the pre-examination and approval of the Internet publication of online games, i.e., examination and approval of games before the games’ publications on the Internet, and the MOC has the authority over the overall administration of the online game industry (other than the pre-examination and approval authority granted to GAPP).  To the Company’s knowledge, the MOC has not issued any regulations expressly prohibiting foreign investors from controlling or participating in online game operating businesses directly or indirectly through contractual or technical support arrangements.  The adoption of new laws or regulations in the PRC or particular applications or interpretations of existing laws, including the Notice and the Regulation on Three Provisions, relating to the Company’s online games business in the PRC may materially and adversely affect the Company’s business, financial condition, results of operations and business prospects.

Since online game operations in the PRC are considered value-added telecommunications services, foreign investment in online game operations is also subject to regulations promulgated by the MIIT governing foreign investment in value-added telecommunications services.  As disclosed in the 2009 Form 20-F, the MIIT issued a circular in July 2006, which, among other things, prohibits a domestic company that holds an ICP license from leasing, transferring or selling the license to foreign investors in any form or providing any assistance to foreign investors that conduct value-added telecommunications business illegally in the PRC.  To the Company’s knowledge, however, the VIE structure and contractual arrangements employed by all China-based U.S. listed Internet companies, including the Company, have not been challenged by the MIIT to date under the July 2006 circular or otherwise.

In connection with the preparation of the Company’s consolidated financial statements included in its 2009 Form 20-F, management factored this recent Notice into its determination that its VIEs should continue to be consolidated pursuant to the guidance in ASC 810-10-25-38A through 25-38G as follows:

ASC 810-10-25-38A states that a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.  The Company concluded that the VIEs should be consolidated into the Company’s financial statements since the Company controlled the boards of directors of each of the VIEs.  The boards of directors have the ability to direct the activities of these VIEs that most significantly impact the VIEs’ economic performance.  The Company also has the obligation to absorb losses of its VIEs as the total equity investment at risk by the legal owners of the VIEs is not sufficient to permit the legal entities (the VIEs) to finance their activities without additional subordinated financial support, which has been primarily provided by the Company since July 2007.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

ASC 810-10-25-38B states that a reporting entity’s ability to direct the activities of an entity when circumstances arise or events happen constitutes power if that ability relates to the activities that most significantly impact the economic performance of the VIE.  As noted above, the Company controlled the boards of directors of each of the VIEs and the boards of directors have the power to direct the activities of each of the VIEs that most significantly impact the VIEs’ economic performance.

ASC 810-10-25-38C discusses kick-out rights and participating rights.  The legal owners do not have such rights pursuant to the equity pledge agreements.

ASC 810-10-25-38D and 25-38E discuss situations in which power is shared and economic performance is directed among multiple unrelated parties.  The Company had the power over the majority of the activities that most significantly impact the VIEs’ economic performance through its control of the boards of directors of each of the VIEs.

ASC 810-10-25-38F discusses significant involvement regarding the design of the VIE.  The Company was significantly involved in designing the VIEs, and therefore was responsible for establishing the arrangements that result in the Company being the entity with the power to direct the activities of each of the VIEs that most significantly impact the VIEs’ economic performance.

ASC 810-10-25-38G gives consideration to situations in which an entity’s economic interest in a VIE, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIEs’ economic performance.  The Company has the obligation to absorb all of the losses and the right to receive all of the benefits pursuant to the arrangements.

Based on the foregoing, the Company concluded that the Notice has not significantly changed the regulatory environment in which it operates.  Therefore, the Company does not believe that its control over its subsidiaries and VIEs has been affected by the promulgation of the Notice.  Accordingly, the Company has continued to consolidate its VIEs through June 30, 2010, pursuant to the guidance in ASC 810-10-25-38A through 25-38G.  As described in the Company’s response to comment 2 above, if the dispute with Wang Ji is not resolved, the Company may be required to revisit the accounting treatment for its VIEs in future periods for reasons unrelated to the Notice.

Item 18.  Financial Statements

Note 5.  Assets and Liabilities Held for Sale, page F-33

4.
We note from your response to prior comment 7 that you purchased all of the shares of UIM from GV Experience International Corporation for US$400,000. Please tell us how this price was determined in negotiations. In this regard, tell us whether Mangas will continue UIM’s on-line gaming operations and if so, tell us how the significant revenues generated from UIM’s historical operations factored into the purchase price. Also tell us whether there are any related party interests between the company and UIM or GV Experience.

Response:

The Company negotiated at arm’s length with GV Experience to arrive at the purchase price of US$400,000 based on various factors, including the following:

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

•
UIM’s financial performance (revenue, net income (loss) and stockholders’ equity balance).  Although UIM generated significant revenues (US$112,694,000 in 2009 and US$144,765,000 in 2008), net loss in 2009 and 2008 was US$1,226,000 and US$206,100, respectively.  UIM was also very thinly capitalized with stockholders’ equity (deficit) at December 31, 2009 and 2008 of US$(932,000) and US$448,000, respectively. See Note 3 to the 2009 consolidated financial statements.

•
UIM’s reliance on the technology platform developed by the Company.   The Company had entered into a software and licensing agreement with UIM which provided the software necessary for UIM to operate its Internet-based entertainment sites. In accordance with the agreement, UIM did not have the right to terminate this agreement for any reason.  This provision was made a part of the contract in order to ensure a constant revenue stream to the Company.

•	UIM was dependent on the Company to provide working capital for it to operate its online business.

After the sale of the gaming software and service business to Mangas, Mangas will continue UIM’s on-line gaming operations. The reason that UIM was able to generate significant revenues in prior years was that the Company provided the technology platform necessary to operate UIM’s gaming operations and the marketing resources to promote its business. UIM was considered to have limited value without the intellectual property and other resources provided by the Company. Therefore, the Company believes the purchase price negotiated with the owners of  UIM is appropriate.

Neither GV Experience nor UIM was a related party to the Company.

5.
We note from your response to our prior comment 7 that the US$54.1 million fair value assigned to the 40% interest retained in the Mangas joint venture is only a preliminary estimate of the fair value and any major changes to such value could significantly change the gain on deconsolidation.  We also note that you expect to finalize the valuation analysis no later than the fourth quarter of fiscal 2010. Please update us as to the status of the valuation and please provide your final valuation as soon as it is available.

Response:

As of the date of this letter, the Company and Mangas are still in the process of reviewing their individual valuation analysis, and are working together to make sure that differences in the valuations are understood and appropriate.. The Company expects to finalize the valuation analysis by the end of the fourth quarter of fiscal 2010, and will provide the final valuation as soon as it is available.

6.
Based on your response to prior comment 7, the carrying amount of the gaming software and service business at the date of deconsolidation was US$58.1 million. The information provided in your response to prior comment 8 (assets and liabilities held for sale) indicate that the carrying amount of this business at December 31, 2009 was US$83.4 million. Please tell us, in quantified terms, the factors that contributed to the decrease in the carrying amount from December 31, 2009 to the date of deconsolidation.

Response:

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

The net carrying amount of the gaming software and service business as of December 31, 2009 was US$64.9 million.  This amount was computed by subtracting from the assets held for sale of US$111.2 million (which includes our 40% retained ownership amount) the liabilities held for sale of US$46.3 million (which also includes our 40% retained ownership amount)..  The difference between the carrying amount as of December 31, 2009 of US$64.9 million and the carrying amount at the date of deconsolidation was US$6.8 million. The decrease primarily resulted from a short-term loan advanced by the Company of  US$5.8 million to cover cash shortages in the player account balances at March 31, 2010.

Note 10.  Fair Value Measurements Page F-41

7.
We note your response to our prior comment 10. As previously requested, tell us how you considered expanding your disclosures, either here or in MD&A, to include a further discussion of the facts and circumstances regarding the other-than-temporary impairment charges.

Response:

Management believes that at the time of the filing of the Company’s 2009 Form 20-F, the disclosure in the financial statements and the MD&A was appropriate.  In future filings, the Company proposes to include a further discussion in the MD&A regarding the other-than-temporary impairment charges of US$11.8 million recorded in 2009, setting forth a redacted version of the analysis we provided in our response dated September 29, 2010 to the Staff’s comment 10 in its letter dated August 16, 2010 as follows:

•
In 2006, we acquired voting preferred shares in IAH which were convertible into a 32.26% ordinary share interest in IAH at a cost of US$10 million.  In 2007, due to IAH’s issuance of new preferred shares to third parties, the Company’s percentage ownership in IAH’s common equity on an as converted basis was reduced to 28.43%.  As a result of deteriorating earnings by IAH during 2009, we determined our investment in IAH to be partially impaired.  During the fourth quarter of 2009, we recorded an impairment charge of US$4.2 million to write down our investment to its fair value of approximately US$5.8 million.

•	In 2007, we made an investment in preferred shares of Neostorm of US$5.6 million. During 2009, games developed by Neostorm proved to be unsuccessful, and we wrote off our investment in Neostorm.

•	In 2008, we made an investment in preferred shares of SuperCup of US$2.0 million. SuperCup ceased operations in 2009, and we wrote off our investment in SuperCup.

Note 28. Subsequent Events

Transactions with Infocomm Asia. page F-86

8.
We note your response to our prior comment 10 with regards to your accounting for the acquisition of Infocomm Asia Holdings’ (IAH’s) wholly-owned subsidiary for $6 million on May 7, 2010. Please explain the details of the put/call arrangements and transfer restrictions. Also, explain further your accounting for this transaction as a secured borrowing arrangement under ASC 860-10-40-3 and 40-5 and tell us whether your

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

accounting was impacted by the fact that subsequent to this acquisition you also acquired this entity’s parent company.

Response:

On April 30, 2010, the Company entered into a share purchase agreement with IAH to acquire one of IAH’s wholly-owned subsidiaries for US$6 million. The agreement was closed on May 7, 2010.

In accordance with the agreement, IAH granted a put option to the Company to require IAH to purchase from the Company all, but not less than all, of the purchased shares at any time during the put option exercise period for US$6 million, subject to certain adjustments set forth in the agreement; meanwhile, the Company granted a call option to IAH to purchase and to require the Company to sell all, but not less than all, of the purchased shares at any time during the call option exercise period for US$6 million, subject to certain adjustments set forth in the agreement. The put/call option exercise period will begin upon the expiration of the first anniversary of the closing date for a period of three years. As a result of the put/call option, the Company cannot charge, pledge, sell, realize, transfer or otherwise dispose of any of the purchased shares, except with the prior written consent of IAH.

The Company believes that it is appropriate to account for this transaction as a secured borrowing arrangement because it fails to meet the transfer criteria outlined in ASC 860-10-40-3 and IAH has not completely surrendered control over the transferred shares in accordance with ASC 860-10-40-5. Based on the put/call arrangements, IAH has the unilateral ability to cause the Company to return the purchased shares. Due to the transfer restrictions under the agreement, the Company cannot freely pledge or sell the purchased shares.  In accordance with ASC 860-10-40-3c, a transferred financial asset should be considered pledged as collateral to secure an obligation of the transferor (and therefore should not be derecognized) if the transferor has not surrendered control of the financial asset. Therefore, the Company intends to account for this transaction as a secured borrowing arrangement.

Subsequent to the acquisition of IAH in early July 2010, the above secured borrowing will be eliminated in consolidation. The financial results of the purchased subsidiary will be consolidated by the Company..

*   *   *   *

In consideration with its responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Staff’s comments, or require additional information, please contact the undersigned at 011-852-3166-9830 or Alec P. Tracy in

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Skadden Arps’ Hong Kong office at 011-852-3740-4710.  You may also contact Skadden Arps’ Washington, D.C. office at (202) 371-7000 and ask to be transferred to Mr. Tracy.

Sincerely,

/s/ Lester Wong
Lester Wong
General Counsel

cc:	Arthur Wang
Chief Executive Officer
GigaMedia Limited

Thomas Hui
President and Chief Operating Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited

Alec P. Tracy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP